Exhibit 99.1

The Lancet Infectious Diseases Published Data from Sinovac’s Phase I/II Study, World’s First Published Study on Clinical Trial Results of a COVID-19 Vaccine in Healthy Children and Adolescents Aged 3 to 17 Years Old

- CoronaVac® is safe among the pediatric group aged 3 to 17 years old

- CoronaVac can induce strong antibody responses in this pediatric group

BEIJING, China, June 30, 2021 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced The Lancet Infectious Diseases published results from the Phase I/II clinical trials of an inactivated COVID-19 vaccine developed by SINOVAC, also known as CoronaVac®, in healthy children and adolescents aged 3-17 in China.

The double-blind, randomized, placebo-controlled study evaluated the safety, tolerability and immunogenicity of CoronaVac in pediatric populations. The findings indicate that, after receiving 2 doses of the vaccine in a 28-day interval, CoronaVac was safe, well tolerated and induced a strong antibody response in children and adolescents aged 3-17 years. This is the world's first published study on the use of a COVID-19 vaccine for children as young as 3 years old. Prior to this, China had approved the emergency use of CoronaVac in the 3-17 age group on June 3, 2021

“Children and adolescents with COVID-19 usually have mild or asymptomatic infections compared to adults. Despite this, a small number may still be at risk of severe illness, and this population can still transmit the virus to others. Thus, it is vital to test the safety and effectiveness of COVID-19 vaccine candidates in younger age groups,” said Gao Qiang, General Manager of Sinovac Life Sciences Co., Ltd., China. “We are encouraged by our findings that show CoronaVac® is well tolerated and can induce strong immune responses. These results provide new information and suggest that further studies in other regions, involving larger, multi-ethnic populations, may provide additional data to help develop immunization strategies that involve children and adolescents.”

The study enrolled 552 participants, comprised of healthy children and adolescents aged 3-17. From October 31 to December 2, 2020, 72 were enrolled in the phase I clinical study. Between December 12 and December 30, 2020, 480 were enrolled in the phase II clinical study. The participants received intramuscular injections of the vaccine candidate in a two-dose interval on days 0 and 28 (with low-dose of 1.5µg/dose or medium-dose of 3µG / dose) or the control vaccine (aluminum hydroxide diluent).

The combined safety results from Phase I/II showed that, among 550 subjects who received at least one dose of the vaccine candidate or placebo, the incidence of adverse reactions within 28 days after the injection was 26% (56 / 219) in the low-dose group, 29% (63 / 217) in the medium-dose group and 24% (27 / 114) in the control group, with no significant difference among the groups. Most adverse reactions were mild to moderate in severity, recorded within 7 days after each dose. The most common reaction was injection site pain (13%).

The results of immunogenic evaluation found, in Phase I, 28 days after receiving the second dose of low- or medium-dose vaccine, a positive seroconversion rate of neutralizing antibody was observed in 100% of participants and increased geometric mean titer (GMT) of neutralizing antibody of 55.0 and 117.4 in children and adolescents, respectively. The immune response in the medium-dose group was stronger than that in the low-dose group. In Phase II, 28 days after full vaccination, seroconversion was observed in 96.8% of participants in the low-dose group and 100% in the medium-dose group with GMT of 86.4 and 142.2, respectively. The immune response of the medium-dose group was still higher than that of the low-dose group, and there were no detectable antibody responses in the control group. In addition, the study found that children and adolescents had stronger immune responses compared to adults aged 18-59 and those aged 60 and older, following two doses of the medium-dose vaccine. The study results indicate a decrease in vaccine response with increase in age, which has been observed in other vaccine candidates as well.

In an exploratory analysis by age, seroconversion rates of neutralizing antibody at day 28 after the second dose of the low- or medium-dose vaccine were 100% in subgroups of participants aged 3-5 years, 6-11 years and 12-17 years. At day 8 after the second dose, seroconversion rates were higher than 93% for all sub-groups with GMTs ranging from 78.3 to 146.0. There was no significant difference in immune response among the subgroups.

The neutralizing antibody titers induced by the medium-dose were higher than those of the low-dose. The results support the use of the medium-dose vaccine with a two-dose schedule in further studies on children and adolescents and suggest the application of this vaccine for emergency use in children and adolescents aged 3-17.

SINOVAC published several study results on the COVID-19 inactivated vaccine CoronaVac in globally well-known journals in May 2020, November 2020 and February 2021, including a study of animals, a Phase I/II clinical study of healthy adults aged 18-59, and a Phase I/II clinical study of healthy adults aged 60 years and above, respectively. In addition, in June 2020, CoronaVac become the first vaccine to be approved for emergency use in China. On February 5, 2021, the National Medical Products Administration approved CoronaVac for conditional marketing use. In June 2021, CoronaVac was approved for emergency use in children aged 3-17 years old in China.

About SINOVAC

SINOVAC Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella and mumps. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization by over 40 countries or regions worldwide. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing several new products including a Sabin-strain inactivated polio vaccine and combined vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Contact

Sinovac Biotech Ltd.

Helen Yang

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+86-10-5693-1897

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Email: ir@sinovac.com

ICR Inc.

Bill Zima

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